Exhibit 99.1

Strata Power Corporation (An Exploration Stage Company) FINANCIAL STATEMENTS For the Three Months ended March 31, 2021 and 2020 (unaudited) (Stated in US Dollars) 1

STRATA POWER CORPORATION BALANCE SHEETS As of March 31, 2021, and December 31, 2020 (Expressed in US Dollars) December 31, 2020 March 31, 2021 (unaudited) ASSETS Current assets: $ 21,717 $ 10,924 Cash 2,348 2,445 GST receivables 24,065 13,369 Total current assets 99,916 101,167 Reclamation deposits 59,828 59,828 PetroSteam license $ 183,809 $ 174,363 Total assets LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) Current liabilities: 2 $ 101,367 $ 102,647 Accounts payable and accrued liabilities 21,958 22,205 Accounts payable and accrued liabilities – related party 8,537 8,694 Notes payable 24,336 28,498 Derivative liability 156,198 162,044 Total current liabilities 300,000 300,000 Deferred revenue - royalty agreement (Note 8) 197,904 205,074 Asset retirement obligation 497,904 505,074 Total long - term liabilities 654,102 667,118 Total liabilities – – Commitments and Contingencies Stockholders' equity (deficit): – – Preferred stock: no par value, unlimited shares authorized, and none issued – – Common stock: no par value, unlimited shares authorized; 20,085,119 shares issued and outstanding at March 31, 2021 and December 31, 2021, respectively 23,404,083 23,404,083 Additional paid - in capital 5,000 5,000 Common shares to be issued (23,474,066) (23,496,144) Accumulated deficit (470,293) (405,694) Accumulated other comprehensive income (488,567) (492,755) Total stockholders' deficit $ 183,809 $ 174,363 Total liabilities and Stockholders' equity (deficit) The accompanying notes are an integral part of these unaudited financial statements.

STRATA POWER CORPORATION STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Expressed in US Dollars) (Unaudited) For the Three Months Ended March 31, 2019 2020 $6,500 $6,500 Operating Expenses: Professional fees 670 214 Office and sundry - 1,356 Consulting fees 225 95 Transfer agent fees 3,018 4,940 Accretion expense 7,786 3,025 Oil & gas properties expense $18,199 16,130 Total operating expenses 464 124 Other income (expense): Interest income (63) (61) Interest expense, related party 12,264 (2,124) Foreign exchange gain (loss) (702) (3,887) Change in fair value of derivative liability 11,963 (5,948) Total other income (expense) $(6,236) (22,078) Net loss 2,586 (384) Other comprehensive income (loss) Foreign currency translation adjustment $(3,650) $(22,462) Comprehensive loss ($0.00) ($0.00) Income per common share Basic ($0.00) ($0.00) Diluted Weighted average number of shares outstanding: 20,085,119 20,085,119 Basic 20,085,119 20,085,119 Diluted 3 The accompanying notes are an integral part of these unaudited financial statements.

STRATA POWER CORPORATION STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT) (Expressed in US Dollars) Common Stock Additional Paid - in Common Shares to be Accumulated Accumulated Other Comprehensive Total Stockholders' Shares Capital Issued Deficit Income Equity (Deficit) Balance December 31, 2019 20,085,119 $ 23,404,083 $ 0 $ (23,451,107) $ (403,012) $ (290,521) Net loss and comprehensive income – – 20,085,119 $ 23,40

4,083 $ (6,236) 2,586 (3,650) Balance March 31, 2020 0 $ (23,457,343) $ (401,986) $ (455,245) Balance December 31, 2020 20,085,119 $ 23,404,083 $ 5,000 $ (23,474,066) $ (405,310) $ (470,293) Net loss and comprehensive income – – 20,085,119 $ 23,404,083 $ (22,078) (384) (22,462) Balance March 31, 2021 5,000 $ (23,496,144) $ (405,694) $ (492,755) The accompanying notes are an integral part of these unaudited financial statements. 4

5 STRATA POWER CORPORATION STATEMENTS OF CASH FLOWS (Expressed in US Dollars) (Unaudited) For the three months ending March 31, 2021 2020 Cash flows from operating activities: $ (6,236) $ (22,078) Net Loss Adjustments to reconcile net loss to net cash used in operating activities 3,018 4,940 Accretion expense 702 3,887 Change in fair value of derivative liability Change in assets and liabilities 173 (97) GST receivable 461 - Prepaid expenses 11,939 1,281 Accounts payable 63 61 Accrued interest expense – related party 10,120 (12,006) Net cash provided by (used in) operating activities Cash flows from investing activities: Reclamation Deposits Net provided used in investing activities (124) (124) (464) (464) Cash flows from financing activities: - - - - Net cash provided by financing activities Foreign exchange effect on cash 1,337 (9,893) Net decrease in cash Cash, beginning balance Cash, ending balance (10,793) 21,717 $ 10,924 (237) 4,557 $ 4,320 Supplemental disclosure of cash paid for: Interest Income taxes $ – $ – $ – $ – The accompanying notes are an integral part of these unaudited financial statements

6 STRATA POWER CORPORATION NOTES TO FINANCIAL STATEMENTS March 31, 2021 (Expressed in US Dollars) (Unaudited) NOTE 1. NATURE OF BUSINESS Strata Power Corporation (the “Company”) is currently engaged in the acquisition, exploration and, if warranted, feasible development of heavy oil projects in the Peace River oil sands region in Northern Alberta, Canada . The Company was incorporated under the laws of the State of Nevada on November 18 , 1998 and commenced operations in January 1999 . The Company completed its initial public offering in February 2000 . The Company is presently incorporated under the Canada Business Corporations Act . On December 27 , 2018 , the Company filed a Certificate of Amendment with Corporations Canada changing its name from Strata Oil & Gas Inc . to Strata Power Corporation . As of March 31 , 2021 , the Company has a 50 % interest in 7 oil sands leases, totaling 40 , 704 hectares and 8 , 704 hectares, all located in the Peace River oil sands area . In addition, the Company has a royalty interest in 10 oil sands leases and owns 3 non - producing wells . The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9 , 800 hectares . NOTE 2. ABILITY TO CONTINUE AS A GOING CONCERN As shown in the accompanying financial statements, the Company has not realized any revenue from its present operations . During the three - month period ended March 31 , 2021 , the Company incurred a net loss of $ 22 , 078 , had cash flows used in operations of $ 12 , 006 and is expected to incur negative operating cash flows in the foreseeable future . The Company has an accumulated deficit of $ 23 , 496 , 144 at March 31 , 2021 . These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern . The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business . The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations, and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable . The Company expects that it will need approximately $ 115 , 000 to fund its operations during the next twelve months, which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses . Management has plans to seek additional capital through a private placement of its common stock . Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months . Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern . NOTE 3. SIGNIFICANT ACCOUNTING POLICIES Basis of Presentation The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission . Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate so as to make the information presented not misleading .

7 Reclassifications Certain amounts related to the prior year financial presentation have been reclassified to conform with the presentation as of March 31, 2021. Management’s Estimates and Assumptions The preparation of the unaudited financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, and revenues and expenses for the period then ended . Management believes that all applicable estimates and adjustments are appropriate . Actual results could differ significantly from those estimates . Oil and Gas Property Payments and Exploration Costs All costs incurred in the acquisition, exploration and development of natural gas and oil interests are expensed as incurred . When it has been determined that the natural gas and oil properties can be economically developed as a result of proven and probable reserves, the costs incurred to acquire and develop such property will be capitalized . Such costs will be amortized using the units - of - production method over the estimated life of the probable reserve . No costs have been capitalized through March 31 , 2021 . Cash and Cash Equivalents The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents . The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits . There were no cash equivalent balances as of March 31 , 2021 or December 31 , 2020 . GST Receivables Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts . Receivables consist of goods and services input tax credits . The allowance for doubtful accounts on GST receivables was $ nil at March 31 , 2021 and December 31 , 2020 . Impairment of Long - lived Assets In accordance with ASC 360 , Property, Plant and Equipment, long lived assets such as equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable . Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset . If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset . Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell and are no longer depreciated . The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet . Asset Retirement Obligations In accordance with ASC 410 , Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long - lived asset and subsequently allocated to expense using a systematic and rational method . The Company has recorded an asset retirement obligation at March 31 , 2021 and December 31 , 2020 (Note 7 ) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit - adjusted, risk - free interest rate . At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary . The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed . Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment . The liability accretes until the Company settles the obligation .

8 Income Taxes The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases . If it is determined that the realization of the future tax benefit is not more likely than not, the Company establishes a valuation allowance . Foreign Exchange Translation The Company's functional currency is Canadian dollars but reports its financial statements in US dollars . The Company translates its Canadian dollar balances to US dollars in the following manner : Assets and liabilities have been translated using the rate of exchange at the balance sheet date . Equity transactions and results of operations have been translated at historical rates . Translation gains or losses resulting from the changes in the exchange rates are accumulated as other comprehensive income or loss in a separate component of stockholders' equity . All amounts included in the accompanying financial statements and footnotes are stated in US dollars. Derivative Financial Instruments The Company reviews the terms of its equity instruments and other financing arrangements to determine whether there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument . Also, in connection with the issuance of financing instruments, the Company has issued freestanding warrants that are accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed - for - fixed” criteria of ASC 815 - 40 - 15 . The warrants are exercisable in United States dollars and the Company’s functional currency is the Canadian dollar . Derivative financial instruments are initially measured at their fair value . For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re - valued at each reporting date, with changes in the fair value reported as charges or credits to income . For option and warrant - based derivative financial instruments, the Company uses the Black - Scholes option pricing model to value the derivative instruments . Any exercise or cancellation of an equity instrument which meets the classification of a derivative financial instrument is trued - up to fair value at that date and the fair value of the exercised instrument is then reclassified from liability to additional paid in capital . The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period . If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified . Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed . Derivative instrument liabilities are classified in the balance sheet as current or non - current based on whether net - cash settlement of the derivative instrument could be required within 12 months of the balance sheet date . Stock Based Compensation In accordance with ASC 718 , “Compensation – Stock Compensation” (“ASC 718 ”), which was adopted as of January 1 , 2019 , the Company measures all employee stock - based compensation awards using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period . The Company uses the Black - Scholes pricing model to determine the fair value of stock - based compensation awards on the date of grant . The Black - Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk - free interest rates . The Company accounts for non - employee stock - based awards in accordance with the provision of ASC 505 , “Equity Based Payments to Non - Employees” (“ASC 505 ”), which requires that such equity instruments are recorded at their fair value on the measurement date . The measurement of stock - based compensation is subject to periodic adjustment as the underlying equity instruments vest . The Company uses the Black - Scholes pricing model to

9 determine the fair value of stock - based compensation awards . The Black - Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk - free interest rates . The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model . For non - employees, the expected term of the options approximates the full term of the options . The risk - free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options . The Company has not paid and does not anticipate paying dividends on its common stock ; therefore, the expected dividend yield is assumed to be zero . In addition, accounting standard requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period . Based on its best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Income (Loss) . Expected volatilities are calculated using the historical volatility of the Company’s stock . When applicable, the Company will use historical data to estimate option exercise, forfeiture and employees’ termination within the valuation model . For non - employees, the expected term of the options approximates the full term of the options . Earnings (Loss) Per Share of Common Stock Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted - average number of common shares outstanding for the period . Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company . Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value . The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities . For the three months ended March 31 , 2021 and 2020 , all of the outstanding options and warrants had an exercise price above the average stock price for the three - month period . Accordingly, all of the potentially dilutive shares were excluded from the computation of diluted shares outstanding as they would have had an anti - dilutive impact on the Company’s loss from continuing operations . Fair Value of Financial Instruments The book values of GST receivables, notes receivable, accounts payable and accrued expenses approximate their respective fair values due to the short - term nature of these instruments . The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs) . The hierarchy consists of three levels : · Level one - Quoted market prices in active markets for identical assets or liabilities; · Level two - Inputs other than level one inputs that are either directly or indirectly observable; and · Level three - Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use. Determining which category an asset or liability falls within the hierarchy requires significant judgment . We evaluate our hierarchy disclosures each balance sheet date . Liabilities measured at fair value are summarized as follows as of March 31 , 2020 : Fair Value Measurement at December 31, 2020 Fair Value Measurement at March 31, 2021 Total Using Level 3 Total Using Level 3 Liabilities: $ 24,336 $ 24,336 $ 28,498 $ 28,498 Derivative liabilities 197,904 197,904 205,074 205,074 Asset Retirement Obligation (see Note 7)

10 The Company measures and reports the fair value liability for warrants with a strike price currency different than the functional currency of the Company on a recurring basis . The fair value liabilities for warrants have been recorded as determined utilizing the Black - Scholes option pricing model . A slight change in an unobservable input like historical volatility could have a significant impact on the fair value measurement of the derivative liabilities . See Note 5 “Derivative Liabilities” for further discussion of the inputs used in determining the fair value . Comprehensive Income (Loss) Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners . The Company's items of other comprehensive income (loss) are foreign currency translation adjustments . Related Party Transactions A related party is generally defined as (i) any person who holds 10 % or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) an entity or person who directly or indirectly controls, is controlled by or is under common control and/or management with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company . A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties . New Accounting Pronouncements The Company has implemented all new accounting pronouncements that are in effect . These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations . NOTE 4. PETROSTEAM LICENSE On March 20 , 2019 , the Company entered into an exclusive license agreement with PetroSteam LLC to obtain an exclusive right to deploy patented and field - tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery in the Provinces of Alberta and Saskatchewan . In exchange, the Company has issued 2 , 991 , 400 restricted common shares . In addition, the Company has agreed, subject to certain qualifications and milestones being met, to purchase steam generation equipment from PetroSteam totaling $ 12 , 500 , 000 to be used on its bitumen/heavy - oil projects . NOTE 5. DERIVATIVE LIABILITIES Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency and they are accounted for as separate liabilities measured at their respective fair values as follows : $ 48,055 Balance, December 31, 2019 (1,487) Exercise of warrants (16) Fair value of expired warrant (23,185) Change in fair value of derivative liabilities 969 Foreign exchange effect on derivative liability $ 24,336 Balance, December 31, 2020 (1,065) Fair value of expired warrant 4,953 Change in fair value of derivative liabilities 274 Foreign exchange effect on derivative liability $ 28,498 Balance, March 31, 2021

11 The fair value of the derivative liabilities has been determined using the Black - Scholes option pricing model using the following range of assumptions: December 31, 2020 March 31, 2021 411.10% 469.7% Volatility 0.33 to 3.12 years .08 to 2.88 years Expected life 0.20% - 0.67% 0.21% - 1.55% Risk - free interest rate 0.00% 0.00% Dividend yield NOTE 6. OIL AND GAS PROPERTIES During the period June 2006 through January 2007 , the Company acquired the rights to multiple oil sands leases within the Peace River area of Alberta, Canada (the “Peace River Properties”) . The leases were granted by the Province of Alberta . All the leases are for a 15 - year term, require minimum annual lease payments, and grant the Company the right to explore and develop oil sands on the respective leases . On February 22 , 2016 , the Company acquired an additional 45 oil sands leases by entering into two purchase and sale agreements . The oil sands leases represent 39 , 680 hectares ( 98 , 051 acres) in the Peace River area of Alberta . One of the purchase / sale agreements was with a related party . On May 14 , 2019 , the Company sold the shallower oil sands rights on two of its oil sands lease blocks in the Cadotte East area to an unrelated third party, but has retained the deeper oil sands rights, including the Debolt - Elkton formations . The Company has also retained a 2 . 5 % overriding royalty on all petroleum substances produced from the shallower oil sands rights on those two lease blocks . The Company will continue to pay annual lease fees on those two oil sands lease blocks, but at a rate of 50% , and the unrelated third party will pay the other 50% . On three of its oil sands lease blocks in the Reno area, the Company has sold 100 % of its interest to an unrelated third party and has retained a 2 . 5 % overriding royalty on all petroleum substances produced from those oil sands lease blocks . On those three oil sands lease blocks, the unrelated third party has taken over 100 % of the annual lease fees . In connection with these sales, the Company recorded a gain of $ 44 , 569 . On June 11 , 2020 , the Company sold the shallower oil sands rights on five of its oil sands leases in the Cadotte Central area to an unrelated third party, but has retained the deeper oil sands rights, including the Debolt - Elkton formations . The Company has also retained a 2 . 5 % overriding royalty on all petroleum substances produced from those oil sands lease blocks . The Company will continue to pay annual lease fees on those two oil sands lease blocks, but at a rate of 50% , and the unrelated third party will pay the other 50% . In connection with this sale, the Company recorded a gain of $ 29 , 437 . Throughout 2020 , the Company has chosen not to renew their remaining oil sands leases due to weak conditions in the Alberta heavy oil sector . All the Company’s leases in the Peace River area are subject to royalties payable to the government of the Province of Alberta . The royalty is calculated using a revenue - less - cost formula . In years prior to the recovery of the project’s capital investment, the royalty is 1 % of gross revenue . Once the project costs have been recovered, the royalty is the greater of 1 % of gross revenue or 25 % of net revenue . The Company completed drilling four exploratory wells during the fiscal year ended December 31 , 2007 . Since then, the Company has completed several third - party technical reports on its oil sands leases including a prefeasibility study and has developed an oil sands exploration program . The Company intends to move forward on the program and projects when adequate funding is available . NOTE 7 . ASSET RETIREMENT OBLIGATIONS During 2007 , the Company drilled four wells on its Peace River Property . Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs

12 to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods . The Company has estimated the net present value of its total asset retirement obligations to be approximately $ 205 , 074 at March 31 , 2021 , based on an undiscounted total future liability of $ 225 , 229 (CDN $ 293 , 000 ) . These payments are expected to be incurred between 2021 and 2030 . The Company used a credit adjusted discount rate of 10 % per annum and an inflation rate of 2 % to calculate the present value of the asset retirement obligation . Accretion expense of $ 4 , 940 and $ 3 , 018 for th three months ended March 31 , 2021 and 2020 , respectfully, has been recorded in the Statements of Operations and Comprehensive Income (Loss) . NOTE 8 . RELATED PARTY TRANSACTIONS Related party transactions not disclosed elsewhere in these financial statements include: Deferred Revenue - Royalty Agreement The Company has negotiated a royalty agreement with a related party by common CEO and director . In exchange for a non - refundable payment of $ 300 , 000 , the Company has sold a royalty to this related party on the gross production of Vanadium Oxide (“Vanadium”) from 19 of the Company’s oil sands leases . For each barrel of bitumen produced from the specified oil sands until March 21 , 2039 , or upon termination of mining, whichever is earlier, the Company will pay a royalty equal to 25 grams of Vanadium per barrel of bitumen produced, multiplied by the price of Vanadium Pentoxide 98 % min in - warehouse Rotterdam published on the last business day of the month in which the gross production of bitumen occurred . The $ 300 , 000 is recorded as deferred revenue and will be recognized at such time as the Company begins to produce Vanadium . Notes payable to related party In December 2015 , the Company borrowed $ 6 , 553 ( $ 9 , 000 Canadian) under a note agreement with related parties . The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director . The note payable bore interest at the Bank of Canada Prime rate plus 1% . The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment . At March 31 , 2020 , the effective interest rate on these notes payable was 3 . 45% . The balance of note payable, including interest, to related parties at March 31 , 2021 and December 31 , 2020 was $ 8 , 694 and $ 8 , 537 , respectively . The Company recognized interest expense of $ 61 and $ 63 for the three months ended March 31 , 2021 and 2020 , respectively, in its Statements of Operations and Comprehensive Income (Loss) . Consulting fees Mr . Newton is the President and a member of the Board of Directors of the Company . Mr . Newton does not bill the Company for his services as President ; however, he has a service agreement with the Company . No consulting fees were incurred for the three months ended March 31 , 2021 and 2020 . Dr . Michael Ranger is a member of the Board of Directors of the Company . Dr . Ranger does not receive compensation for his services as a member of the board ; however, he has a service agreement with the Company, including consulting time and expense reimbursement . Pursuant to this agreement, the Company recognized consulting expenses of $ 1 , 356 and $ 0 for the three months ended March 31 , 2021 and 2020 , respectively . NOTE 9. COMMITMENTS AND CONTINGENCIES Environmental Matters The Company is engaged in oil and gas exploration and may become subject to certain liabilities as they relate to environmental cleanup of sites or other environmental restoration procedures as they relate to the exploration of oil and gas . Should it be determined that a liability exists with respect to any environmental clean - up or restoration, the liability to cure such a violation could fall upon the Company . No claim has been made, nor is the Company aware of any liability, which it may have, as it relates to any environmental clean - up, restoration or the violation of any

13 rules or regulations relating thereto . Liabilities for expenditures are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated . NOTE 10 . SUBSEQUENT EVENTS In accordance with SFAS 165 (ASC 855 - 10 ) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements .